June 18, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street
Washington, D.C. 20549-6010
Attn: Daniel Morris, Special Counsel

Re:	Vishay Precision Group, Inc.
Amendment No. 4 to Registration Statement on Form 10
Filed June 15, 2010
File No. 001-34679

Dear Mr. Morris:

We respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in its letter dated June 17, 2010, relating to the above referenced filing of Vishay Precision Group, Inc. (“VPG”). For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment. We have today filed with the Commission Amendment No. 5 to the Form 10, and unless otherwise specified, page numbers in the responses below correspond to page numbers in the information statement filed as Exhibit 99.1 to Amendment no. 5 to the Form 10.

Compensation Components, page 106

1. We note your response to comment 11 and amended disclosure. It is unclear how the data affects your compensation decisions. For example, do you set pay within a specific range of data? What type of compensation practice, given the data, is considered unreasonable? Please clarify.

Response: In response to the Staff’s comment, we have amplified our disclosure on page 106 of the information statement.

Ziv Shoshani, page 108

2. We note your response to prior comment 12. Please confirm, if true, that you have disclosed all performance targets. Alternatively, revise to disclose.

Response: In response to the Staff’s comment, we confirm that we have disclosed all performance targets.

U.S. Securities and Exchange Commission
June 18, 2010

Elements of Compensation, page 122

3. Regarding your responses to comments 13 and 14, please disclose how you determined the specified ranges for each officer’s base salary and for total compensation.

Response: In response to the Staff’s comment, we have disclosed the basis for the specified ranges for base salary and total compensation on pages 122 and 123 of the information statement.

The Separation, page 133

4. We note your response to prior comment 15 and reissue with respect to the second and third sentence of the comment. Make appropriate revisions regarding the new facility under Liquidity and in the summary as well.

Response: In response to the Staff’s comment, please be advised that we do not have commitment letters or definitive agreements for the proposed credit facility, and therefore there has been no change in the status of the proposed credit facility which would require updated disclosure in the Form 10.

Exhibits

5. Please revise Exhibit 8.1 to eliminate language that states or implies that investors are not entitled to rely on the opinion. For instance, refer to the final paragraph of the opinion.

Response: In response to the Staff’s comment, we have filed a revised opinion as Exhibit 8.1 to the Form 10 that removes the prior statement concerning non-reliance.

6. Please file an accurate copy of Exhibit 10.11 that you refer to in your response to comment 16.

Response: In response to the Staff’s comment, we have filed an accurate copy of Exhibit 10.11 with Amendment No. 5 to the Form 10.

7. We note your response to prior comment 18. To the extent that material agreements are entered into prior to effectiveness, please confirm that you will file the agreements as exhibits to the Form 10.

Response: In response to the Staff’s comment, we advise that we do not intend to enter into any material agreements prior to the effectiveness of the Form 10. We intend to enter into the various agreements listed as exhibits to the Form 10 following its effectiveness. Following execution of such agreements, we will file one or more Current Reports on Form 8-K as required, including any required exhibits thereto.

U.S. Securities and Exchange Commission
June 18, 2010

We also confirm that to the extent that we do enter into any material agreements prior to effectiveness, we will file the agreements as exhibits to the Form 10.

Additionally, VPG makes the following representations:
  VPG is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and
  VPG may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call me at 484-321-5300 if you have any questions regarding this letter.

Very Truly Yours,

/s/ William M. Clancy
William M. Clancy
Corporate Secretary and Chief Financial Officer
Vishay Precision Group, Inc.